Exhibit 99.1

Unaudited Interim Report

for the nine-month period ended

30 September 2017

The following is a review of our financial condition and results of operations as of 30 September 2017 and for the nine-month periods ended 30 September 2017 and 2016, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the nine-month period ended 30 September 2017, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2016 filed with the SEC on 22 March 2017 (“2016 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2016 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2017 and for the nine-month periods ended 30 September 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2017 and for the nine-month periods ended 30 September 2017 and 2016. The reported numbers as of 30 September 2017 and for the nine-month periods ended 30 September 2017 and 2016 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine-month periods ended 30 September 2017 and 2016 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200 000 employees based in more than 50 countries worldwide. In 2016, our reported revenue was 45.5 billion US dollar (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2016 Annual Report.

In this report, “SAB” refers to ABI SAB Group Holding Limited (formerly SABMiller Limited and prior to that SABMiller plc) or to ABI SAB Group Holding Limited and the group of companies owned and/or controlled by ABI SAB Group Holding Limited.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2016 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions (including the combination with SAB), joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	an inability to realize synergies from the combination with SAB;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this interim unaudited condensed consolidated financial statements that are not historical; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Certain of the cost savings and synergies information related to the combination with SAB set forth in “Item 4. Information on the Company—B. Strengths and Strategy—Strengths” of our 2016 Annual Report constitute forward-looking statements and may not be representative of the actual cost savings and synergies that will result from the combination. Such information included in our 2016 Annual Report reflects potential opportunities for savings and synergies identified by us based on estimates and assumptions that are inherently subject to significant uncertainties which are difficult to predict, and accordingly there can be no assurance that these cost savings and synergies will be realized. The statements relating to the synergies, cost savings and business growth opportunities we expect to continue to achieve following the combination with SAB are based on assumptions. However, these expected synergies, cost savings and business growth opportunities may not be achieved. There can be no assurance that we will be able to continue to implement successfully the strategic and operational initiatives that are intended.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2016 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Nine-Month Period Ended 30 September 2017 Compared to Nine-Month Period Ended 30 September 2016

The table below presents our condensed consolidated results of operations for the nine-month periods ended 30 September 2017 and 2016. Following completion of the combination with SAB, we are consolidating SAB and reporting results and volumes of the retained SAB operations as of the fourth quarter of 2016.

	Nine-month period ended 30 September 2017	Nine-month period ended 30 September 2016	Change

	(USD million, except volumes)		(%)(1)

Volumes (thousand hectoliters)	466,595	340,803	36.9
Revenue	41,844	31,315	33.6
Cost of sales	(16,220)	(12,395)	(30.9)
Gross profit	25,624	18,920	35.4
Selling, General and Administrative expenses	(13,431)	(10,360)	(29.6)
Other operating income/expenses	547	569	(3.9)
Exceptional items	(460)	(276)	(66.7)
Profit from operations	12,280	8,852	38.7

EBITDA, as defined(2)	15,441	11,231	37.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Nine-month period ended 30 September 2017	Nine-month period ended 30 September 2016 (2)	Change
	(thousand hectoliters)		(%)(1)

North America	87,265	90,351	(3.4)
Latin America West	81,200	34,309	136.7
Latin America North	84,493	84,124	0.4
Latin America South	23,630	22,297	6.0
EMEA	105,454	34,142	208.9
Asia Pacific	83,605	74,221	12.6
Global Export & Holding Companies	948	1,359	(30.2)

Total	466,595	340,803	36.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the nine-month period ended 30 September 2016 have been restated to reflect this allocation.

Our consolidated volumes for the nine-month period ended 30 September 2017 increased by 125.8 million hectoliters, or 36.9%, to 466.6 million hectoliters compared to our consolidated volumes for the nine-month period ended 30 September 2016. The results for the nine-month period ended 30 September 2017 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2016 and 2017.

•

The combination with SAB, which was included as from the fourth quarter 2016 within our consolidated results, increased our volumes by 127.4 million hectoliters. The acquisition of the SAB retained businesses primarily affects our EMEA, Latin America West and Asia Pacific regions, and, to a lesser degree, our Latin America North region.

•

2017 acquisitions and disposals include the acquisition of certain craft breweries in the United States, in China and Europe. Other 2016 acquisitions and disposals mainly include the acquisition of certain craft breweries in the United States and Canada, the disposal of a verticalized operation in the United Sates, and the disposal of a brewery in Germany. These transactions impacted positively our volumes by 0.5 million hectoliters (net) for the nine-month period ended 30 September 2017 compared to the nine-month period ended 30 September 2016.

Excluding volume changes attributable to the acquisitions and disposals described above and the combination with SAB, total volumes decreased 0.6% and our own beer volumes decreased 0.6% in the nine-month period ended 30 September 2017 compared to the nine-month period ended 30 September 2016. On the same basis, in the nine-month period ended 30 September 2017, our non-beer volumes decreased by 3.2% compared to the same period in 2016.

North America

In the nine-month period ended 30 September 2017, our volumes in North America decreased by 3.1 million hectoliters, or 3.4%, compared to the nine-month period ended 30 September 2016.

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes decreased by 3.8% during the nine-month period ended 30 September 2017 compared to the same period last year.

On the same basis, we estimate that United States industry beer sales-to-retailers adjusted for the number of selling days declined by 1.3% in the nine-month period ended 30 September 2017. Our beer sales-to-retailers adjusted for the number of selling days were down 3.1% during the nine-month period ended 30 September 2017. Our shipment volumes were down 4.0% in the nine-month period ended 30 September 2017 compared to the same period last year. The gap between beer sales-to-retailers and sales-to-wholesalers is attributable to disruptions from major hurricanes in Texas and Florida, but we expect this gap to be reduced by the end of the year as they tend to converge on a full year basis.

Our above premium brand portfolio continued to perform well, gaining approximately 40 bps of total market share during the nine-month period ended 30 September 2017. Michelob Ultra grew volumes by double-digits and we believe was the top share gainer in the United States for the tenth consecutive quarter. Stella Artois performed well, as one of the top three fastest growing import brands on a sales-to-retailers basis, and our craft portfolio also continued to gain share of segment.

The premium and premium light segments continue to underperform the industry. Budweiser and Bud Light market share declined by an estimated 40 and 85 bps of share, respectively.

Budweiser’s “American Summer” campaign and the return of the “America” packaging contributed to upward trends in brand health. We plan to leverage this momentum into the fourth quarter when we will bring a seasonal Budweiser variant that celebrates the repeal of Prohibition with one of our heritage recipes.

Our value brand portfolio, led by the Busch brand family, also performed well during the nine-month period ended 30 September 2017.

We are driving the momentum behind our SpikedSeltzer and Teavana brands, as we expand our portfolio beyond traditional beer. Teavana is now the number one super premium ready-to-drink tea in the markets where we launched earlier this year, and Spiked Seltzer continues to grow share and volume.

Overall, we estimate a decline in total market share of approximately 80 bps in the nine-month period ended 30 September 2017.

In Canada, volumes declined by low single digits due to a softer industry. Market share performance continues to be solid with both our craft portfolio and Stella Artois gaining share. We have achieved the leadership position in the cider market and are seeing strong performance in our ready-to-drink innovations.

Latin America West

In the nine-month period ended 30 September 2017, our volumes in Latin America West increased by 46.9 million hectoliters, or 136.7%, compared to the nine-month period ended 30 September 2016.

The combination with SAB increased our volumes by 45.9 million hectoliters.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our total volumes increased by mid-single digits during the nine-month period ended 30 September 2017 compared to the same period last year.

On the same basis, our business in Mexico continued to perform well in the nine-month period ended 30 September 2017 compared to the same period last year, with volumes up by mid-single digits, despite the negative impact of the earthquakes that hit Mexico during the month of September.

Victoria and Corona Extra each secured growth in the core segment, while Bud Light and the Modelo Family converted high consumer engagement on special occasions into volume growth in the core plus segment. With respect to our global brand portfolio, we continue to sharpen the premium positioning of Budweiser, while Stella Artois benefitted from continued communication surrounding food pairing.

On the same year-over-year basis, our Colombian volumes for the combined group declined by low single digits. Our non-beer volumes performed very well, growing by double digits due to a favorable comparable and enhanced by a successful national promotion of Pony Malta. Our beer volumes declined by mid-single digits, as the macroeconomic environment remains challenging with consumer confidence and real disposable income under continued pressure. Our global brands continued their rapid growth, with Corona leading the way and becoming the country’s biggest international premium brand by volume.

On the same year-over-year basis, volumes in Peru grew by low single digits with good results driven by our commercial initiatives. On the same basis, Ecuador volumes declined by low-single digits, although the last quarter of 2017 saw volume growth as a result of top-line initiatives including the launch of global brands, as well as cycling a favorable comparable after the earthquake in April 2016.

Latin America North

In the nine-month period ended 30 September 2017, our volumes in Latin America North increased by 0.4 million hectoliters, or 0.4%, compared to the same period in 2016.

The combination with SAB increased our volumes by 2.1 million hectoliters.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our volumes decreased by 2.1%. with beer volumes decreasing by 0.7% and soft drink volumes decreasing by 4.6% on the same basis.

On the same basis, our Brazil business saw beer volumes decreasing by low single digits in the nine-month period ended 30 September 2017 compared to the same period last year, outperforming the industry so far this year.

Our high end portfolio continued its growth in Budweiser and Stella Artois. With respect to our local brands, the core plus portfolio growth was led by Brahma Extra and Bohemia. Our Brazilian portfolio received the most awards of any of our markets at the World Beer Awards in the United Kingdom during the third quarter of 2017, reinforcing the quality credentials of our national beers.

Latin America South

Latin America South volumes for the nine-month period ended 30 September 2017 increased by 1.3 million hectoliters, or 6.0%, compared to the nine-month period ended 30 September 2016.

Argentina delivered mid-single digit volume growth in beer volumes with enhanced commercial strategies delivering good results for both our core and premium portfolios. We also estimate that we gained share of total alcohol through successful targeting of the in-home consumption occasion.

EMEA

Our volumes, including subcontracted volumes, for the nine-month period ended 30 September 2017 increased by 71.3 million hectoliters compared to the nine-month period ended 30 September 2016.

The combination with SAB increased our volumes by 71.3 million hectoliters.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our total volumes decreased by low single digits during the nine-month period ended 30 September 2017 compared to the same period last year.

On a year-over year basis and for the combined group, our beer volumes in South Africa grew by 2.1%. Our high end portfolio continued to deliver strong growth in Stella Artois and Corona, and we recently launched Budweiser into the market to round out our global brand portfolio in South Africa. Castle Lite performed well in the core plus segment, as the brands focuses on growing the in-home consumption occasion heading into the summer season. Flying Fish also continues to perform extremely well, targeting mixed gender occasions and launching “Flying Fish Chill” in September, the first light flavored beer in South Africa.

On a year-over-year basis and for the combined group, beer volumes in Africa excluding South Africa grew in the mid-teens, fueled by good growth mainly in Nigeria, Tanzania, Uganda, Mozambique and Zambia.

Western Europe achieved market share gains in most of our markets. The United Kingdom performed particularly well resulting from a strong commercial performance mainly in the retail channel. In Eastern Europe, volumes declined driven by the ongoing headwind of the large PET ban in Russia. However, our global and premium brands continued their strong growth.

Asia Pacific

For the nine-month period ended 30 September 2017, our volumes increased by 9.4 million hectoliters, or 12.6%, compared to the same period in 2016.

The combination with SAB increased our volumes by 8.1 million hectoliters.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our beer volumes increased by low single digits during the nine-month period ended 30 September 2017 compared to the same period last year.

Our business in China maintained its momentum with continued premiumization driving volume growth of 1.7% in the nine-month period ended 30 September 2017, despite industry headwinds concentrated in the Northeastern and Southern provinces in the third quarter of 2017.

Budweiser continued to excel in all brand health metrics, growing preference and penetration supported by occasion-focused pack innovation. Harbin Ice is also showing solid growth, building on strong momentum in the first half of 2017, aided by the wheat-based Harbin Baipi innovation.

Our super premium portfolio, led by Corona, Hoegaarden and Franziskaner continues to exhibit strong growth. These brands, with their unique brands characteristic and positioning, continue to exhibit strong growth among LDA mixed gender consumers in high end outlets and premium occasions.

On a year-over-year basis and for the combined group, volumes in Australia decreased by low single digits. The Great Northern franchise, our number one brand in Australia, continues to perform well. We also became the number one cider player in Australia, driven by the growth of Pure Blonde Cider and Mercury Hard Cider. Our global brands continued to perform well, with increases in penetration and distribution across the country.

Global Export & Holding Companies

For the nine-month period ended 30 September 2017, Global Export & Holding Companies volumes decreased by 0.4 million hectoliters, or 30.2%, compared to the nine-month period ended 30 September 2016, principally as the Export activities were integrated in the zone operations following the combination with SAB.

Revenue

The following table reflects changes in revenue across our business segments for the nine-month period ended 30 September 2017 as compared to our revenue for the nine-month period ended 30 September 2016:

	Nine-month period ended 30 September 2017	Nine-month period ended 30 September 2016 (2)	Change
	(USD million)		(%) (1)

North America	11,906	12,082	(1.5)
Latin America West	6,660	2,876	131.6
Latin America North	6,641	5,731	15.9
Latin America South	2,287	1,908	19.9
EMEA	8,022	3,100	158.8
Asia Pacific	6,077	4,591	32.4
Global Export & Holding Companies	251	1,027	(75.6)

Total	41,844	31,315	33.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the nine-month period ended 30 September 2016 have been restated to reflect this allocation.

Our consolidated revenue was USD 41,844 million for the nine-month period ended 30 September 2017. This represented an increase of USD 10,529 million, or 33.6%, as compared to our consolidated revenue for the nine-month period ended 30 September 2016 of USD 31,315 million. The results for the nine-month period ended 30 September 2017 reflect the performance of our business after the completion of the combination with SAB, certain acquisitions and disposals we undertook in 2016 and 2017 and currency translation effects.

•

The combination with SAB, which was included as from the fourth quarter 2016 within our consolidated results, positively impacted our consolidated revenue by USD 9,867 million for the nine-month period ended 30 September 2017 compared to the nine-month period ended 30 September 2016.

•

2017 acquisitions and disposals include the continued phasing out of inventory sales and transition services provided under agreements with Constellation Brands, Inc. and the acquisition of certain craft breweries in the United States, in China and Europe (collectively the “2017 acquisitions and disposals”). Other 2016 acquisitions and disposals mainly include the acquisition of certain craft breweries in the United States and Canada, the disposal of a verticalized operation in the United Sates, and the disposal of a brewery in Germany (collectively the “other 2016 acquisitions and disposals” and together with the 2017 acquisitions and disposals, the “2016 and 2017 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 483 million (net) for the nine-month period ended 30 September 2017 compared to the nine-month period ended 30 September 2016.

•

Our consolidated revenue for the nine-month period ended 30 September 2017 also reflects a favorable currency translation impact of USD 175 million mainly arising from currency translation effects in Latin America North.

Excluding the effects of the 2016 and 2017 acquisitions and disposals described above, the combination with SAB and currency translation effects, our revenue would have increased 3.2% in the nine-month period ended 30 September 2017 compared to the nine-month period ended 30 September 2016. Our consolidated revenue for the nine-month period ended 30 September 2017 was partly impacted by the developments in volumes discussed above. On the same basis, our revenue per hectoliter for the nine-month period ended 30 September 2017 increased compared to the same period last year, driven by our revenue management and our premiumization initiatives.

On the same basis, the main business regions contributing to growth in our consolidated revenues were (i) Latin America South, as Argentina delivered volume growth with good results coming from both the core and premium brand portfolios, and (ii) Asia Pacific driven by continued premiumization in China.

In the United States, our revenue decreased by low single digits in the nine-month period ended 30 September 2017 compared to the nine-month period ended 30 September 2016. On the same basis, our revenues in Mexico and in China both grew by high single digits, while our revenue in Brazil increased by low single digits. On a year-over-year basis and for the combined group, our beer revenue grew by high-single digits in South Africa.

On a year-over-year basis, combined revenues of our three global brands, Budweiser, Stella Artois and Corona grew by 7.3%. Budweiser revenues grew by 3.4%, with 10.5% growth in revenues outside of the United States, as a result of strong growth in China and Brazil. Stella Artois grew by 8.4%, driven mainly by growth in Argentina, South

Korea and Brazil. Corona had a solid performance as well, with revenues growing 14.8%, with 25.8% growth in revenues outside of Mexico, as a result of strong growth in China, Argentina and Colombia.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the nine-month period ended 30 September 2017 as compared to the nine-month period ended 30 September 2016:

	Nine-month period ended 30 September 2017	Nine-month period ended 30 September 2016 (2)	Change
	(USD million)		(%)(1)

North America	(4,387)	(4,481)	2.1
Latin America West	(1,878)	(821)	(128.7)
Latin America North	(2,736)	(2,196)	(24.6)
Latin America South	(853)	(639)	(33.5)
EMEA	(3,656)	(1,269)	(188.1)
Asia Pacific	(2,500)	(2,160)	(15.7)
Global Export & Holding Companies	(210)	(829)	74.7

Total	(16,220)	(12,395)	(30.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the nine-month period ended 30 September 2016 have been restated to reflect this allocation.

Our consolidated cost of sales was USD 16,220 million for the nine-month period ended 30 September 2017. This represented an increase of USD 3,825 million, or 30.9%, compared to our consolidated cost of sales for the nine-month period ended 30 September 2016. The results for the nine-month period ended 30 September 2017 reflect the performance of our business after the completion of the combination with SAB, certain acquisitions and disposals we undertook in 2016 and 2017 and currency translation effects.

•

The combination with SAB negatively impacted our consolidated cost of sales by USD 3,802 million for the nine-month period ended 30 September 2017 compared to the nine-month period ended 30 September 2016.

•

The 2016 and 2017 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 450 million for the nine-month period ended 30 September 2017 compared to the nine-month period ended 30 September 2016.

•

Our consolidated cost of sales for the nine-month period ended 30 September 2017 also reflects a negative currency translation impact of USD 91 million mainly arising from currency translation effects in Latin America North.

Excluding the effects of the business acquisitions and disposals described above, the combination with SAB and currency translation effects, our cost of sales would have increased by 3.2%. On the same basis, our consolidated cost of sales per hectoliter increased by mid-single digits. The increase in our cost of sales was driven primarily by unfavorable foreign exchange transactional and commodity impacts in Latin America North, mainly during the first half of 2017. Our consolidated cost of sales for the nine-month period ended 30 September 2017 was also partly impacted by the developments in volumes discussed above.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our selling, general and administrative expenses and other operating income and expenses (net), for the nine-month period ended 30 September 2017 as compared to the nine-month period ended 30 September 2016. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the nine-month period ended 30 September 2017 were USD 12,884 million, representing an increase of USD 3,093 million, or 31.6%, compared to our operating expenses for the same period in 2016.

	Nine-month period ended 30 September 2017	Nine-month period ended 30 September 2016	Change
	(USD million)		(%)(1)

Selling, General and Administrative Expenses	(13,431)	(10,360)	(29.6)
Other Operating Income/(Expenses)	547	569	(3.9)

Total Operating Expenses	(12,884)	(9,791)	(31.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our selling, general and administrative expenses across our business segments for the nine-month period 30 September 2017 as compared to the nine-month period ended 30 September 2016:

	Nine-month period ended 30 September 2017	Nine-month period ended 30 September 2016 (2)	Change
	(USD million)		(%)(1)

North America	(3,289)	(3,384)	2.8
Latin America West	(2,136)	(1,083)	(97.2)
Latin America North	(2,146)	(1,855)	(15.7)
Latin America South	(569)	(495)	(14.9)
EMEA	(2,605)	(1,245)	(109.2)
Asia Pacific	(2,008)	(1,649)	(21.8)
Global Export & Holding Companies	(678)	(649)	(4.5)

Total	(13,431)	(10,360)	(29.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the nine-month period ended 30 September 2016 have been restated to reflect this allocation.

Our consolidated selling, general and administrative expenses were USD 13,431 million for the nine-month period ended 30 September 2017. This represented an increase of USD 3,071 million, or 29.6%, as compared to the nine-month period ended 30 September 2016. The results for the nine-month period ended 30 September 2017 reflect the performance of our business after the completion of the combination with SAB, certain acquisitions and disposals we undertook in 2016 and 2017 and currency translation effects.

•

The combination with SAB negatively impacted our consolidated selling, general and administrative expenses by USD 2,890 million for the nine-month period ended 30 September 2017 compared to the nine-month period ended 30 September 2016.

•

The 2016 and 2017 acquisitions and disposals described above negatively impacted our consolidated selling, general and administrative expenses by USD 67 million for the nine-month period ended 30 September 2017 compared to the nine-month period ended 30 September 2016.

•	Our consolidated selling, general and administrative expenses for the nine-month period ended 30 September 2017 also reflects a negative currency translation impact of USD 71 million.

Excluding the effects of the business acquisitions and disposals described above, the combination with SAB and currency translation effects, our consolidated selling, general and administrative expenses increased by 0.4%.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the nine-month period ended 30 September 2017 as compared to the nine-month period ended 30 September 2016:

	Nine-month period ended 30 September 2017	Nine-month period ended 30 September 2016 (2)	Change
	(USD million)		(%)(1)

North America	22	41	(46.3)
Latin America West	31	69	(55.1)
Latin America North	232	284	(18.3)
Latin America South	5	9	(44.4)
EMEA	75	17	341.2
Asia Pacific	102	134	(23.9)
Global Export & Holding Companies	81	15	440.0

Total	547	569	(3.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the nine-month period ended 30 September 2016 have been restated to reflect this allocation

The net positive effect of our other operating income and expenses for the nine-month period ended 30 September 2017 was USD 547 million. This represented a decrease of USD 22 million, or 3.9%, compared to the nine-month period ended 30 September 2016. The results for the nine-month period ended 30 September 2017 reflect a positive impact from the combination with SAB of USD 134 million and a positive currency translation impact of USD 10 million.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the nine-month period ended 30 September 2017, exceptional items consisted of restructuring charges, acquisition costs of business combinations and business and asset disposals. Exceptional items were as follows for the nine-month period ended 30 September 2017 and 2016:

	Nine-month period ended 30 September 2017	Nine-month period ended 30 September 2016
	(USD million)

Restructuring	(407)	(92)
Business and asset disposals	(10)	(2)
Acquisition costs of business combinations	(43)	(183)

Total	(460)	(276)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 407 million for the nine-month period ended 30 September 2017 as compared to a net cost of USD 92 million for the nine-month period ended 30 September 2016. These charges primarily relate to the SAB integration. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals resulted in a net cost of USD 10 million for the nine-month period ended 30 September 2017.

Acquisitions costs of business combinations

Acquisition costs of business combinations amount to USD 43 million by the end of September 2017, primarily related to costs incurred to facilitate the combination with SAB.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the nine-month period ended 30 September 2017 as compared to the nine-month period ended 30 September 2016:

	Nine-month period ended 30 September 2017	Nine-month period ended 30 September 2016 (2)	Change
	(USD million)		(%)(1)

North America	4,269	4,245	0.6
Latin America West	2,569	1,029	149.7
Latin America North	1,977	1,957	1.0
Latin America South	858	779	10.1
EMEA	1,736	573	203.0
Asia Pacific	1,594	888	79.5
Global Export & Holding Companies	(723)	(619)	(16.8)

Total	12,280	8,852	38.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the nine-month period ended 30 September 2016 have been restated to reflect this allocation

Our profit from operations amounted to USD 12,280 million for the nine-month period ended 30 September 2017. This represented an increase of USD 3,428 million, or 38.7%, as compared to our profit from operations for the nine-month period ended 30 September 2016. The results for the nine-month period ended 30 September 2017 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2016 and 2017, currency translation effects and the effects of certain exceptional items as described above.

•

The combination with SAB positively impacted our consolidated profit from operations by USD 3,141 million for the nine-month period ended 30 September 2017 compared to the nine-month period ended 30 September 2016.

•

The 2016 and 2017 acquisitions and disposals described above negatively impacted our consolidated profit from operations by USD 179 million for the nine-month period ended 30 September 2017 compared to the nine-month period ended 30 September 2016.

•	Our consolidated profit from operations for the nine-month period ended 30 September 2017 also reflects a positive currency translation impact of USD 23 million.

•

Our profit from operations for the nine-month period ended 30 September 2017 was negatively impacted by USD 460 million of certain exceptional items, as compared to a negative impact of USD 276 million for the nine-month period ended 30 September 2016. See “—Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2017 and 2016.

Excluding the effects of the business acquisitions and disposals described above, the combination with SAB and currency translation effects, our profit from operations increased by 5.1%.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the nine-month period ended 30 September 2017 as compared to nine-month period ended 30 September 2016:

	Nine-month period ended 30 September 2017	Nine-month period ended 30 September 2016	Change
	(USD million)		(%)(1)

Profit of the year	5,745	1,780	225.3
Net finance results	4,289	6,017	28.7
Income tax expense	2,487	1,059	(130.3)
Share of result of associates and joint ventures	(213)	(5)	-
Profit from discontinued operations	(28)	-	-

Profit from operations	12,280	8,852	38.7

Depreciation, amortization and impairment	3,161	2,379	(32.9)

EBITDA, as defined(2)	15,441	11,231	37.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2016 Compared to Year Ended 31 December 2015—EBITDA, as defined” of our 2016 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 15,441 million for the nine-month period ended 30 September 2017. This represented an increase of USD 4,210 million, or 37.5%, as compared to our EBITDA, as defined, for the nine-month period ended 30 September 2016. The results for the nine-month period ended 30 September 2017 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2016 and 2017 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 454 million (before impairment losses) of certain exceptional items in the nine-month period ended 30 September 2017, as compared to a negative impact of USD 276 million during the nine-month period ended 30 September 2016. See “—Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2017 and 2016.

Net Finance Results

	Nine-month period ended 30 September 2017	Nine-month period ended 30 September 2016	Change
	(USD million)		(%)(1)

Net interest expense	(3,056)	(2,428)	(25.9)
Net interest on net defined benefit liabilities	(82)	(83)	1.2
Accretion expense	(452)	(406)	(11.3)
Other financial results	(665)	(254)	(161.0)

Net finance income/(costs) before exceptional finance results	(4,255)	(3,171)	(34.2)
Mark-to-market (Grupo Modelo deferred share instrument)	42	124	(66.1)
Mark-to-market (Portion of the FX hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting)	-	(2,959)	-
Other mark-to-market	40	276	(85.5)

Other	(116)	(287)	59.6

Exceptional net finance income/(cost)	(34)	(2,846)	98.8

Net finance income/(cost)	(4,289)	(6,017)	28.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost before exceptional items for the nine-month period ended 30 September 2017 was USD 4,255 million, as compared to a net finance cost of USD 3,171 million for the nine-month period ended 30 September 2016, representing a cost increase of USD 1,084 million.

Net interest expense increased from USD 2,428 million in the nine-month period ended 30 September 2016 to USD 3,056 million in the nine-month period ended 30 September 2017. The increase was driven primarily by additional debt related to the SAB combination and interest expenses on the legacy SAB debt.

Other financial results before exceptional financial items were negatively impacted by foreign exchange losses partially offset by a positive mark-to-market adjustment of USD 105 million in the nine-month period ended 30 September 2017, linked to the hedging of our share-based payment programs, compared to a gain of 249 million USD in the nine-month period ended 30 September 2016.

The number of shares included in the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Nine-month period ended 30 September 2017	Nine-month period ended 30 September 2016
Share price at the start of the nine-month period (in euro)	100.55	114.40
Share price at the end of the nine-month period (in euro)	101.30	116.60
Number of equity derivative instruments at the end of the period (in millions)	46.9	44.2

Our net finance cost after exceptional financial items was USD 4,289 million for the nine-month period ended 30 September 2017, as compared to a net finance cost of USD 6,017 million for the nine-month period ended 30 September 2016, representing a cost decrease of USD 1,728 million.

Exceptional net finance cost was USD 34 million in the nine-month period ended 30 September 2017, as compared to an exceptional net finance cost of USD 2,846 million for the nine-month period ended 30 September 2016.

Exceptional net finance cost in the nine-month period ended 30 September 2017 includes a positive mark-to-market adjustment on exceptional equity derivatives of USD 82 million related to the hedging of the deferred share instrument in connection with the Grupo Modelo combination and the restricted share instrument in connection with the SAB combination.

Exceptional net finance cost in the nine-month period ended 30 September 2016 included a negative mark-to-market adjustment of USD 2,959 million related to the portion of the foreign exchange hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting under IFRS rules.

The number of shares covered by the respective hedgings, together with the opening and closing share prices, are shown below:

	Nine-month period ended 30 September 2017	Nine-month period ended 30 September 2016
Share price at the start of the nine-month period (in euro)	100.55	114.40
Share price at the end of the nine-month period (in euro)	101.30	116.60
Number of equity derivative instruments at the end of the period (in millions)	45.5	38.1

Income Tax Expense

Our total income tax expense for the nine-month period ended 30 September 2017 amounted to USD 2,487 million, with an effective tax rate of 31.1%, as compared to an income tax expense of USD 1,059 million and an effective tax rate of 37.4% for the nine-month period ended 30 September 2016.

The 2017 taxes are impacted by Ambev and certain of its subsidiaries joining the Brazilian Tax Regularization Program in September 2017 whereby Ambev committed to pay some tax contingencies that were under dispute, totaling BRL 3.5 billion (USD 1.1 billion), with BRL 1.0 billion (USD 0.3 billion) to be paid this year. The remaining amount is payable in 145 monthly installments beginning in January 2018, plus interest. Within these contingencies, a dispute related to presumed taxation at Ambev’s subsidiary CRBs was not provided for until the third quarter of 2017 as the loss was previously assessed as possible. The total amount recognized as exceptional is BRL 3.1 billion (USD 1.0 billion) of which BRL 3.0 billion (USD 0.9 billion) is reported as income tax and BRL 141 million (USD 44 million) is reported as net finance cost.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 782 million for the nine-month period ended 30 September 2017, a decrease of USD 156 million from USD 938 million for the nine-month period ended 30 September 2016. The decrease in non-controlling interests is mainly related to the Brazilian Tax Regularization Program entered into by Ambev, partly offset by an increase in non-controlling interests following the combination with SAB.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the nine-month period ended 30 September 2017 was USD 4,963 million compared to USD 842 million for the nine-month period ended 30 September 2016, with basic earnings per share of USD 2.52 based on 1,970 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the nine-month period ended 30 September 2017.

The increase in profit attributable to our equity holders during the nine-month period ended 30 September 2017 was mainly explained by the timing of the prior year SAB pre-acquisition funding costs which were not matched by earnings until the closing of the SAB combination and the reporting of SAB results as of the fourth quarter of 2016, and higher exceptional net finance cost in the nine-month period ended 30 September 2016.

Excluding the after-tax exceptional items discussed above and the impact of discontinued operations, profit attributable to our equity holders for the nine-month period ended 30 September 2017 would have been USD 5,913 million and basic earnings per share would have been USD 3.00 compared to USD 2.40 in the same period last year.

	Nine-month period ended 30 September 2017	Nine-month period ended 30 September 2016
	(USD per share)

Profit from operations excluding exceptional items(1)	7.76	5.56
Mark-to-market (Hedging of our share-based payment programs)(1)	0.06	0.15
Pre-funding of the SAB combination(1)	-	(0.74)
Net finance cost(1)	(2.65)	(1.34)
Income tax expense(1)	(0.99)	(0.66)
Associates & non-controlling interest(1)	(0.58)	(0.57)
Share dilution(1)	(0.60)	-

Earnings per share excluding exceptional items and discontinued operations	3.00	2.40
Exceptional items, after taxes, attributable to equity holders of AB InBev	(0.48)	(0.15)
Exceptional finance income/(cost), after taxes, attributable to equity holders of AB InBev	(0.02)	(1.73)
Profit from discontinued operations	0.01	-

Basic earnings per share	2.52	0.51

Note:

(1)

Earnings per share before dilution, calculated based upon the weighted average number of shares in the nine-month period ended 30 September 2016 of 1,641 million shares. Earnings per share after dilution based upon the weighted average number of shares in the nine-month period ended 30 September 2017 of 1,970 million shares.

Outlook

In terms of the volume and revenue outlook for 2017, while recognizing the increased volatility in some of our key markets, we expect to accelerate total revenue growth in 2017, driven by the solid growth of our global brands and strong commercial plans, including revenue management initiatives.

We expect cost of sales per hectoliter to increase by low single digits on a constant geographic basis, despite unfavorable foreign exchange transactional impacts, and growth in our premium brands.

We expect selling, general and administrative expenses to remain broadly flat, as we will continue to find savings in overhead to invest behind our brands.

We are updating our USD 2.8 billion synergy and cost savings expectation to USD 3.2 billion on a constant currency basis as of August 2016. From this total, USD 547 million was reported by SAB as of 31 March 2016, and USD 1,205 million was captured between 1 April 2016 and 30 September 2017. The balance of approximately USD 1.45 billion is expected to be captured in the next three years.

We expect the average rate of interest on net debt in 2017 to be in the range of 3.5% to 4.0%. Net pension interest expenses and accretion expenses are expected to be approximately USD 30 million and USD 150 million per quarter, respectively. We expect other financial results to remain impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of approximately USD 3.7 billion in 2017.

Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x.

We continue to expect dividends to be a growing flow over time, although growth is expected to be modest given the importance of deleveraging.

Recent events

Interim dividend

The AB InBev board has approved an interim dividend of 1.60 EUR per share for the fiscal year 2017.

	Ex- coupon date	Record Date	Payment Date
Euronext: ABI	14 November 2017	15 November 2017	16 November 2017
MEXBOL: ANB	14 November 2017	15 November 2017	16 November 2017
JSE: ANH	15 November 2017	17 November 2017	20 November 2017
NYSE: BUD (ADR Program)	14 November 2017	15 November 2017	07 December 2017
Restricted Shares	14 November 2017	15 November 2017	16 November 2017

Extension of USD 9.0 billion 2010 senior facilities

We extended our USD 9.0 billion 2010 senior facilities by two years, effective on 3 October 2017. The new maturity date of the facility is 30 August 2022.

Completion of CCBA disposal

On 4 October 2017, we announced that the transition of our 54.5% equity stake in Coca-Cola Beverages Africa (“CCBA”) for USD 3.15 billion, after customary adjustments, as announced on 21 December 2016, has now been completed.

CCBA, the largest Coca-Cola bottler in Africa, was formed in 2016 through the combination of the African non-alcohol ready-to-drink bottling interests of SAB, The Coca-Cola Company and Gutsche Family Investments. It includes the countries of South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte, and Comoros.

Following completion, CCBA will remain subject to the agreement reached with the South African Government and the South African Competition Authorities on several conditions, all of which were previously announced.

In addition the companies continue to work towards finalizing the terms and conditions of the agreement for The Coca-Cola Company to acquire our interest in, or the bottling operations of, our businesses in Zambia, Zimbabwe, Botswana, Swaziland, Lesotho, El Salvador, and Honduras. These transactions are subject to the relevant regulatory and shareholder approvals in the different jurisdictions.

Early redemption of notes

On 11 October 2017, we announced that we are exercising our respective options to redeem in full the entire outstanding principal amount of the following series of notes on 10 November 2017:

Issuer	Title of series of notes	Aggregate principal amount (Million USD)
Anheuser-Busch InBev Finance	1.25% Notes due 2018	1,000
Anheuser-Busch InBev Worldwide	6.50% Notes due 2018	627
Anheuser-Busch Companies	4.50% Notes due 2018	200
Anheuser-Busch Companies	5.50% Notes due 2018	500
ABI SAB Group Holding Limited	6.50% Notes due 2018	73

The total principal amount of the notes that will be retired is approximately USD 2.4 billion and the redemption of the notes will be financed with cash.